WOODSIDE
AUSTRALIAN ENERGY

03 DEC -1 AM 7:21

[redacted]

03037724

13 November 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- First term-contract LNG cargo sets sail for South Korea, lodged with the Australian Stock Exchange on 13 November 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

13 November 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

First term-contract LNG cargo sets sail for South Korea

Please find attached a News Release issued by North West Shelf Australia LNG Pty Ltd.

For investment inquiries please contact Mike Lynn, Investor Relations Manager, Woodside Energy Ltd. on:

Work: (08) 9348 4283
Mobile: 0439 691 592
E-mail: Mike.Lynn@woodside.com.au

For media inquiries, please contact Tony Johnson, Corporate Affairs Coordinator, NWS Venture on:

Work: (08) 9348 5034
Mobile: 0417 916 638
E-mail: Tony.Johnson@woodside.com.au

ANTHONY NIARDONE
Assistant Company Secretary

North West Shelf Australia LNG Pty Ltd
A.C.N. 079 410 414

QV1 Building 250 St Georges Terrace Perth Western Australia 6000
Telephone: (61 8) 9213 4670 Facsimile: (61 8) 9213 4671
Email: companyinfo@nwsaustralialng.com.au Internet: www.nwsaustralialng.com.au

Australia LNG™

NEWS RELEASE

Thursday, 13 November 2003
8:00am (WST)

FIRST TERM-CONTRACT LNG CARGO SETS SAIL FOR SOUTH KOREA

The North West Shelf Venture's first term-contract LNG cargo to Korea Gas Corporation (Kogas) set sail today from Withnell Bay near Karratha in Western Australia.

The cargo has been loaded on board the *Energy Frontier*, currently under charter from Tokyo LNG Tanker Co. Ltd. with a capacity of 145,000 cubic metres it is the largest LNG ship in the world.

The cargo is the first under the Venture's seven-year contract with Kogas. From 2004, the Venture will supply 0.5 million tonnes of LNG a year to the South Korean gas utility under a sale and purchase agreement signed on 8 March 2003 by Kogas and the North West Shelf LNG Sellers. All cargoes will be delivered on an ex-ship basis.

North West Shelf Australia LNG President John Banner said the cargo marked an important milestone for the Venture as a supplier of LNG to multiple markets.

"The North West Shelf has built an enviable reputation with its customers over the past 14 years as a reliable and cost-effective producer and supplier of LNG," Mr Banner said.

"We have supplied several spot cargoes to Kogas over the years and today we extend our relationship. The North West Shelf is poised for growth and we look forward to a long and lasting relationship with Kogas."

Mr Banner said the cargo symbolised the Venture's strong ties with Asian economies, with LNG from Australia being transported on a ship chartered from Japan to the people of South Korea.

North West Shelf Australia LNG is the LNG marketing organisation for the North West Shelf Venture and markets LNG in South Korea as Australia LNG.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd (Operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES

Tony Johnson
Corporate Affairs Coordinator, NWS Venture
W: (08) 9348 5034 M: (0417) 916 638

INVESTMENT INQUIRIES

Mike Lynn
Investor Relations Manager, Woodside
W: (08) 9348 4283 M: (0439) 691 592